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                                                                      EXHIBIT 32

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                      INTEROIL'S FINAL SHIPMENT OF REFINERY
                     EQUIPMENT ARRIVES IN PAPUA NEW GUINEA

         SEPTEMBER 1, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today the arrival and unloading of the final major shipment of refinery equipment on site. The shipment consists of the main crude column, the reactors and the balance of the major processing equipment. The arrival of this shipment also coincided with the arrival of another shipment from Genoa, Italy with the refinery power generators. The Refinery project has now reached advanced construction phase with all major components now on site and targeting mechanical completion in March 2004.

         Phil Mulacek, CEO of InterOil said, "We regard the arrival of both these shipments as a major event as the countdown to "first oil" begins. There is a feeling of excitement and pride in PNG as the refinery will be the largest revenue generating industrial project in its history. The refinery will underpin new oil and gas exploration in PNG. as displayed by InterOil's recent multi well drilling program currently in progress." Sir Moi Avei, Minister for Petroleum and Energy said, "The InterOil refinery project is certainly one of the largest resource developments our country has seen and as the largest value added infrastructure project will lead to the transformation of the oil and gas sector and have a very significant impact on the economy of Papua New Guinea". For recent construction progress, please visit our web site at http://www.interoil.com/pictures.asp".

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.